Exhibit 3.01

Amendment to the Bylaws of Virco Mfg. Corporation

Section 2.01 of the Bylaws is amended to read as follows:

“Number of Directors. The authorized number of directors of the Corporation shall be five, and such authorized number shall not be changed except by a Bylaw or amendment thereof duly adopted by the stockholders in accordance with the Certificate of Incorporation or by a majority of the Whole Board amending this Section 2.01. For purposes of these Bylaws, the term “Whole Board” shall mean the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships.”